SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25


                                                     Commission File No. 0-27742

                           NOTIFICATION OF LATE FILING


      [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q


For the quarterly period ended: September 27, 1998

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Entire report on Form 10-Q

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Cylink Corporation

Address of principal executive office (street and number):  910 Hermosa Court

City, state and zip code:  Sunnyvale, California  94086

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
[ ]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached, if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant, with the assistance of its independent accountants, is engaged in a review of its revenue recognition practices. The preliminary review indicates that revenue reported in the first and second quarters of 1998 was overstated by approximately $5.0 million and $6.7 million, respectively, which would result in restated revenues of approximately $10.8 million for the quarter ended March 29, 1998 and $11.3 million for the quarter ended June 28, 1998. Expected revenue for the quarter ended September 27, 1998 is approximately $12.1 million. The above figures are preliminary estimates and are subject to further adjustment upon completion of the review. In addition, substantial operating losses are expected to be reported for each of the three quarters in the period ended September 27, 1998. The revised financial results will be subject to the registrant's annual audit. Accordingly, there can be no assurance that these preliminary revenue estimates will not change or that other adjustments will not be made in the annual financial audit process.

The above information regarding the estimated impact of the restatement of the company's financial results and third quarter revenues is forward looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward looking information as a result of a number of factors including the further analysis and review of the company's contracts, revenue recognition practices, and other actions that will be taken as the company completes its internal review and the independent accountants complete their annual audit for the year ended December 31, 1998.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact regarding this notification:

Robert Fougner                     408                735-5800
(Name)                          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes [ ] No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See comments under PART III above.


                           Cylink Corporation
                           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 1998    By: /s/  ROBERT B. FOUGNER
                                ----------------------
                                Robert B. Fougner, Secretary and General Counsel